INNOVATIVE SOLUTIONS AND SUPPORT, INC.

720 Pennsylvania Drive

Exton, Pennsylvania 19341

(610) 646-9800

March 27, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: Ms. Kathleen Collins

RE:	Innovative Solutions and Support, Inc.
Form 10-K and Form 10-K/A for Fiscal Year Ended
September 30, 2008
Filed December 11, 2008 and December 19, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
Filed on February 6, 2009
File No. 000-31157

Dear Ms. Collins:

In connection with the response dated March 27, 2009 by Innovative Solutions and Support, Inc. (the “Company”) to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 27, 2009 with respect to Form 10-K and Form 10-K/A for Fiscal Year Ended September 30, 2008, filed with the Commission by the Company on December 11, 2008 and December 19, 2008, respectively, and Form 10-Q for the Fiscal Quarter Ended December 31, 2008, filed with the Commission by the Company on February 6, 2009 (File No. 000-31157) (the “Filings”), the Company acknowledges that:

1.             the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2.             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

3.             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

INNOVATIVE SOLUTIONS AND SUPPORT, INC.

By:	/s/ John C. Long
John C. Long
Chief Financial Officer